Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross appoints Senior Vice-President, Projects

Toronto, Ontario, January 6, 2010 – Kinross is pleased to announce the appointment of Ken Thomas in the newly-created role of Senior Vice-President, Projects.

As a member of the Kinross Senior Leadership Team, Dr. Thomas is based in Toronto and is responsible for delivering major projects through to successful commissioning. Kinross’ current development projects include Fruta del Norte in Ecuador, and Lobo-Marte and Cerro Casale in Chile. In addition to these new developments, organic growth projects currently under consideration include the addition of a third ball mill at the Paracatu expansion plant in Brazil and an expansion of Kinross’ existing production facility at Maricunga in Chile.

Dr. Thomas leads Kinross’ Project Development group, one of four strategic operating groups in a new corporate structure launched in the fall of 2009 to deliver on the Company’s growth strategy.  The other three strategic operating groups are Mining Operations; Corporate Development; and External Relations & Corporate Responsibility.

“We are pleased to add Ken to our senior leadership team, given his long experience and impressive record of delivering major projects, which significantly strengthens our project development capacity,” said President and CEO Tye Burt. “His appointment is an important part of the structural changes we are introducing to deliver the next round of growth at Kinross.”

Dr. Thomas joins Kinross with over 45 years of experience in technical services and project development. Most recently, he was Global Managing Director at Hatch, a multinational company that provides process design, business strategies, technologies, and project and construction management to the metals, infrastructure and energy market sectors. From 2003 to 2005, he was Chief Operating Officer at Crystallex International, and earlier in his career he was Senior Vice-President, Technical Services at Barrick Gold.

Dr. Thomas earned his Ph.D. from Delft University of Technology in The Netherlands, with a focus on technical services and project execution. He is a member of the Professional Engineers of Ontario, and a Fellow of The Canadian Institute of Mining, Metallurgy & Petroleum. In 2001, the Institute awarded Dr. Thomas the Selwyn G. Blaylock Medal for advancement in international mine design.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com